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                                                                 EXHIBIT (a)(15)

                                [BROADCOM LOGO]

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                                  May 24, 2001

Broadcom Colleagues:

     Today we formally opened the offering period for the option exchange and supplemental option grant program. This program, which was announced on April 30th in a message from Henry Nicholas, allows you to choose between exchanging each of your existing stock options with an exercise price of $45.00 or more for a new option grant in the future, or receiving a supplemental option grant. Attached is the final Offer to Exchange that we filed with the Securities and Exchange Commission (SEC) this morning.

     By now, hopefully you have had the chance to review the preliminary materials on this program that were distributed both in soft and hard copy and/or to attend one of the many employee communication meetings that explained the program. The fundamentals of the program have not changed; however, based upon employee feedback, we have made some revisions. Most notably, we have changed the Supplemental Option grant schedule from 5% step increments to 1% increments. This resulted in a more linear distribution of supplemental grants, and the percentages for each exercise price are equal to, or greater than, the previous schedule.

     Please note that the option agreement for all new options and supplemental options granted in connection with the program includes a mandatory confidential arbitration clause. We strongly believe that arbitration is a fair, cost-effective, and efficient method for both sides of a dispute to resolve differences.

     We urge you to read the Offer to Exchange very carefully, especially the Summary Term Sheet beginning on page 1 of the document. The Offer to Exchange contains numerous clarifications and technical changes from the preliminary version distributed on April 30. To avoid network and printer congestion, we request that you not print the attached files at Broadcom. We will again provide hard copies within the next day or so in the break and mail rooms.

     We will be organizing a series of "town hall" meetings to continue to explain the program and address your questions. You will be receiving more information about these meetings shortly. In addition, you may email questions to tenderoffer@broadcom.com. Someone from Shareholder Services or Human Resources will respond promptly to your question.

     In addition to the Offer to Exchange, we have attached the Letter of Transmittal. This is the form that you must complete and return to us if you elect to exchange an option grant. Please read the instructions to the Letter of Transmittal thoroughly. In the coming weeks we will be providing additional help and support on completing this form.

     The SEC rules require that you have at least twenty business days, excluding holidays, to carefully consider all of the available information and make the best choice for you. You may make your election any time during the offering period but your final Letter of Transmittal must be received by broadcom by 5:00 p.m. (PDT) on Thursday, June 21, 2001 unless we extend the offer. We cannot accept late submissions, and therefore we urge you to respond early to avoid any last minute problems.

     We have been extremely encouraged by the interest and positive response we have received about this program. We recognize that for many the decision is not an easy one. We urge you to consider soliciting the assistance of a professional financial advisor to assist you with your decision.

     On behalf of all of us who have worked on this project, I thank you for the time and patience it took to read, question and understand the program and then to provide meaningful feedback. That has been very helpful in delivering the best possible vehicle to recognize and reward the world class talent we have at Broadcom.

/s/ NANCY M. TULLOS
Nancy M. Tullos
Vice President of Human Resources